SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 1) (1)

                           Marlton Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   571263102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jeffrey Harrow
                           Marlton Technologies, Inc.
                                2828 Charter Road
                        Philadelphia, Pennsylvania 19154
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Redwood Acquisition Corp
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER        0
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER      0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER   0

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER 0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       0
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Jeffrey K. Harrow
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER             4,030,734
     SHARE                                    (See disclosure set forth herein)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER           0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER        4,030,734

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER      0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     4,030,734
                                              (See disclosure set forth herein)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [x]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     27.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Scott J. Tarte
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER        4,000,000
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER              0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER   4,000,000

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                4,000,000
                                           (See disclosure set forth herein)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [x]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       26.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D

       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Robert B. Ginsburg
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER      2,679,017
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER             0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  2,679,017

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              2,679,017
                                        (See disclosure set forth herein)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    18.5%.
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D

       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Alan I. Goldberg
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER      1,300,772
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER            0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER 1,300,722

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               1,300,772

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        9.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Seymour Hernes
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER      63,672
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER         0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  63,672

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 63,672

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     Less than one percent
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D

       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald R. Sparks, Sr.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER      108,267
    SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER          0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  108,267
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER     0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 108,267
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Less than one percent.

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Charles P. Stetson, Jr. ((a/k/a/ Lombard Associates)
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]

--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER       703,976
   SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER           0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  703,976
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    703,976
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     5.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D


       571263102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       FRED COHEN
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ] (b) [x]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER      119,213
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER          0
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  119,213

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER      0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 119,213

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Less than one percent

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                  Introduction

         This Amendment No. 1 (the "Amendment") to Schedule 13D is filed by Redwood Acquisition Corp. ("Redwood"), Jeffrey K. Harrow ("Harrow"), Scott J. Tarte ("Tarte"), Robert Ginsburg ("Ginsburg"), Alan I. Goldberg ("Goldberg") (Ginsburg, Harrow, Tarte and Goldberg collectively referred to as the "Initial Group"), Seymour Hernes ("Hernes"), Donald R. Sparks, Sr. ("Sparks"), Fred Cohen ("Cohen") and Charles Stetson, Jr. (a/k/a Lombard Associates) ("Stetson"; Hernes , Sparks and Stetson referred to as the "Second Group"; and Redwood, the Initial Group and the Second Group collectively referred to as the "Group"), pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the shares of common stock, no par value (the "Shares") of Marlton Technologies, Inc., a Pennsylvania corporation (the "Company") with its principal executive office is located at 2828 Charter Road, Philadelphia, Pennsylvania 19154. Each member of the Group is referred to individually as a "Member" and are referred to collectively as the "Members" or the "Group". The Group does not currently include Michael Tomkin who ceased being a Member in February/March 2003 (nor does this Schedule report information about Mr. Tomkin except as otherwise expressly provided herein).

                  In February 2003, Redwood and the Company entered into a merger agreement. The merger agreement generally contemplated that the Shares owned by all the Marlton shareholders (other than the Group (and Tomkin)) would be converted into the right to receive $0.30 per share. At the completion of the merger, the Group would have been the owners of Marlton. As a result of the proposed merger, the Members may have been deemed, pursuant to Section 13(d)(3) of the Exchange Act, to have formed a group. In June 2003, the Company and Redwood terminated the merger agreement and in connection therewith, each Member has disclaimed membership in the Group; thus, there is effectively no more Group.

         This Amendment is filed to include certain exhibits referred to in the
Schedule 13D filed on July 16, 2003 by the Group (the "Schedule"). Information with respect to the calculation of each Member's beneficial ownership of Shares as set forth on the cover pages annexed hereto is set forth in the Schedule provided however, that the cover pages annexed hereto and the table herein do not reflect the following reported transactions which were effected following the termination of the Group: (a) the sale by Ginsburg of 2,000 Shares and 1,000 Shares on August 15 and 18, 2003, respectively, at a price of $0.48 per share; and (b) the purchase by each of Harrow and Tarte of 44,148 Shares on August 5, 2003, at a price of $0.40 per share in a private transaction (effected with personal funds.) This Amendment does not reflect any transactions effected after August 15, 2003.

         The filing by the Members of this Amendment does not constitute an acknowledgement that the Group continues in effect.

Item  7. Material to be filed as Exhibits

(a) Press release dated June 20, 2003.

(b) Termination Agreement dated as of June 19, 2003 by and between Marlton and Redwood.

         In addition, the Members hereby incorporate by reference the exhibits previously filed with respect to the Schedule 13D originally filed by each member of the Initial Group, as amended from time to time, to the extent such exhibit is responsive to this item.

Item 7 (a)

                            Marlton Terminates Merger

Philadelphia, PA, June 20, 2003 - Marlton Technologies, Inc. ("Marlton") (ASE:
MTY) has agreed to a proposal by Redwood Acquisition Corp. ("Redwood") to terminate their Agreement and Plan of Merger dated as of February 20, 2003 (the "Merger Agreement"), and has decided to remain an independent public company.

In the Fall of 2002, the Marlton Board of Directors appointed a Special Committee of independent Directors to evaluate and make a recommendation to the Board regarding Redwood's offer and any other competing offers to acquire the Company. The Special Committee, after considering and evaluating a number of factors relating to Marlton, the proposal by Redwood to terminate the Merger Agreement and the two other preliminary inquiries regarding possible acquisitions of Marlton, and after consulting with its independent financial advisor and counsel, recommended to Marlton's Board of Directors that it accept Redwood's proposal to terminate the Merger Agreement and that it not pursue discussions with the two other potential acquirers. Marlton's Board of Directors accepted the recommendations of the Special Committee and executed an agreement with Redwood terminating the Merger Agreement.


Marlton Technologies, Inc., through its Sparks Exhibits & Environments and DMS Store Fixtures subsidiaries, is engaged in the design, marketing and production of trade show, museum, theme park and themed interior exhibits and store fixture and point of purchase displays, both domestically and internationally.

This press release may contain statements that are forward-looking within the meaning of applicable federal securities laws and may be based on Marlton's current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause the actual results to differ materially from those anticipated. Factors that could cause actual results to differ include the factors set forth in Marlton's annual report on Form 10-K for the fiscal year ended December 31, 2002, and as may be updated in any subsequent quarterly report on Form 10-Q, all filed with the Securities and Exchange Commission.

Contact: Alan Goldberg
Phone: (215) 676-6900
E-mail: agoldberg@sparksonline.com

Item 7 (b)

                              TERMINATION AGREEMENT


         THIS TERMINATION AGREEMENT, dated as of June 19, 2003 (the "Agreement") , is by and between Redwood Acquisition Corp., a Pennsylvania corporation (the "Purchaser"), and Marlton Technologies, Inc., a Pennsylvania corporation (the "Company").

                              W I T N E S S E T H :

         WHEREAS, the Company and Purchaser have entered into an Agreement and Plan of Merger dated February 20, 2003 (the "Merger Agreement"), whereby the Company would merge with and into the Purchaser, with the Purchaser being the surviving entity (the "Merger");

         WHEREAS, Section 7.1(a) of the Merger Agreement provides that the Merger Agreement may be terminated at any time pursuant to the mutual consent of the Purchaser and the Company; and

         WHEREAS, the Purchaser and the Company have mutually decided to terminate the Merger Agreement and not to effectuate the Merger.

         NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

         1. Termination of the Merger Agreement:

                  (a) The Merger Agreement is hereby terminated pursuant to
Section 7.1(a) of the Merger Agreement as of the date hereof. The Merger Agreement is therefore void and of no further effect, and neither party has any further rights or obligations to other arising from, under or out of the Merger Agreement or the transaction contemplated thereby, except that Sections 5.4(b),
7.2 and 9.1 of the Merger Agreement shall survive the termination of the Merger Agreement.

                  (b) The parties agree that the Company shall not be required to pay to the Purchaser its Legal Fees (as defined in the Merger Agreement).

                  (c) The Company and the Purchaser shall prepare and file with the Securities and Exchange Commission (the "SEC") an amendment to the Schedule 13E-3 to reflect the termination of the Merger Agreement. Each party shall cooperate and cause its representatives to cooperate with the other party's representatives in the preparation and filing of the amendment to the Schedule 13E-3 and any other required filings with the SEC.

         2. Miscellaneous:

                  (a) This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to any principles of conflicts of law.

                  (b) This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof, and may not be waived orally.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          REDWOOD ACQUISITION CORP.


                                                /s/Jeffrey K. Harrow
                                                   -----------------
                                          Name:    Jeffrey K. Harrow
                                          Title:   Chairman of the Board

                                          MARLTON TECHNOLOGIES, INC.

                                                /s/Robert B. Ginsburg
                                                   ------------------
                                          Name:    Robert B. Ginsburg
                                          Title:   President

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 4, 2003       /s/ Jeffrey K. Harrow
                                   -----------------
                                   Jeffrey K. Harrow




Dated: September 4, 2003       /s/ Scott J. Tarte
                                   --------------
                                   Scott J. Tarte




Dated: September 4, 2003       /s/ Robert B. Ginsburg
                                   ------------------
                                   Robert B. Ginsburg




Dated: September 4, 2003       /s/ Alan I. Goldberg
                                   ----------------
                                   Alan I. Goldberg



Dated: September 4, 2003       /s/ Seymour Hernes
                                   --------------
                                   Seymour Hernes



Dated: September 5, 2003       /s/ Donald R. Sparks, Sr.
                                   --------------------
                                   Donald R. Sparks, Sr.




Dated: September 5, 2003       /s/ Fred Cohen
                                   ----------
                                   Fred Cohen




Dated: September 5, 2003      /s/ Charles P. Stetson, Jr.
                                  -----------------------
                                  Charles P. Stetson, Jr.




Dated: September 4, 2003         Redwood Acquisition Corp.


                           By:/s/ Jeffrey K. Harrow
                                  -----------------
                                  Jeffrey K. Harrow, Chairman